12014443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 29 2012
Washington DC
196

SEC FILE NUMBER
8- 41988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hennion & Walsh, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Route 46, Waterview Plaza
(No. and Street)

Parsippany (City) | New Jersey (State) | 07054-1018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbie Williams | (973) 299-8989 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown PC
(Name – *if individual, state last, first, middle name*)

5 Vaughn Drive (Address) | Princeton (City) | NJ (State) | 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debbie Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hennion & Walsh, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kristina Von Tetzlaff
Notary Public of New Jersey
My Commission Expires March 22, 2015

Debbie Williams
Signature

CFO
Title

Kristina Von Tetzlaff
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

HENNION & WALSH, INC.

Statement of Financial Condition

December 31, 2011

With Independent Auditors' Report

HENNION & WALSH, INC.

Statement of Financial Condition

December 31, 2011

With Independent Auditors' Report

Hennion & Walsh, Inc.
Table of Contents
December 31, 2011

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Board of Directors,
Hennion & Walsh, Inc.

We have audited the accompanying statement of financial condition of Hennion & Walsh, Inc. (the Company) as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hennion & Walsh, Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

Princeton, New Jersey
February 24, 2012

Hennion & Walsh, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$ 56,228
Marketable securities owned - at fair value	4,282,377
Due from clearing broker	10,248,951
Interest receivable	60,296
Property and equipment, net	32,414
Due from affiliate	49,312
Other assets	168,587
	$ 14,898,165

Liabilities and Stockholders' Equity

Liabilities	
Marketable securities sold, not yet purchased - at fair value	$ 1,273,709
Accounts payable and accrued expenses	864,647
Due to clearing broker	6,034,270
Deferred income	169,950
Interest payable	19,446
Total liabilities	8,362,022
Stockholders' equity	
Common stock, no par; 2,500 shares authorized, 200 shares issued and outstanding	15,000
Additional paid-in capital	173,402
Retained earnings	6,347,741
Total stockholders' equity	6,536,143
	$ 14,898,165

The Notes to Statement of Financial Condition are an integral part of this statement.

1. Summary of Significant Accounting Policies

Nature of Business
Hennion & Walsh, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a New Jersey corporation that offers equity and fixed-income products and services to individual investors. In addition, the Company trades for its own account.

Accounting Basis
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments with an original maturity of three months or less.

Revenue Recognition
Principal transactions include gains and losses resulting from market price fluctuations that occur while holding positions in trading security inventory. Commission revenue and related clearing expenses are recorded on a trade-date basis as security transactions occur. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Investment advisory fee income is earned when the services are performed.

Marketable Securities
Securities owned and securities sold, not yet purchased in the statement of financial condition consist of financial instrument carried at fair value with related unrealized gains or losses recognized in principal transactions in the statement of income. Marketable securities are those that can readily be sold, either through a stock exchange or through a direct sales arrangement.

Due From/To Clearing Broker
The Company clears all of its brokerage transactions through broker-dealers on a fully disclosed basis. Due from clearing broker amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organizations as deemed necessary.

Property and Equipment
Property and equipment is stated at cost, less accumulated depreciation. Depreciation of equipment, furniture and fixtures is calculated on a straight-line basis using estimated useful lives of seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Repair and maintenance costs are expensed when incurred, while additions and improvements are capitalized. The cost and related accumulated depreciation of assets sold or retired are eliminated from the accounts and any gains or losses are reflected in earnings.

Income taxes
The Company has elected S corporation status, for federal and state purposes. Earnings and losses are included in the income tax return of the stockholders and taxed depending on the stockholders' tax situation. Accordingly, the Company does not incur income tax obligations, and the financial statements do not include a provision for income taxes.

The Company has adopted the application of "*Accounting for Uncertainty in Income Taxes*". The Company had no unrecognized tax benefits at December 31, 2011. In addition, the Company has no income tax related penalties or interest for the periods in question.

The Company files tax returns in the U.S. federal jurisdiction and New Jersey. The Company has no open years prior to December 31, 2008.

Use of Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Advertising
The Company follows the policy of charging the costs of advertising to expense as incurred.

2. Related Party Transactions

The Company was reimbursed for insurance and salary from an affiliate for 2011. In addition, the Company periodically makes advances to another affiliate. The receivable totaled $49,312 as of December 31, 2011.

3. Property and Equipment

Property and equipment, at cost, consists of the following at December 31, 2011:

Furniture and equipment	$ 219,904
Leasehold improvements	89,206
	309,110
Less: accumulated depreciation	276,696
	$ 32,414

4. Commitments and Contingencies

The Company has obligations under operating lease agreements for equipment and office space. These leases will start to expire in 2012. The Company's future minimum lease commitments under operating lease agreements are as follows:

Year Ended	
2012	$ 543,327
2013	46,937
2014	25,395
2015	23,226
2016	969
	$ 639,854

Additionally, from time to time, the Company is involved in ordinary routine litigation incidental to its business. Management believes that the ultimate outcome of this litigation will not be material to the financial statements.

5. Marketable Securities Owned and Marketable Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, consist of debt securities and are subject to margin requirements. The margin account is interest bearing.

6. Fair Value Measurements

The Company follows FASB's accounting pronouncement, *Fair Value Measurements and Disclosures*. The pronouncement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosure about fair value measurements. Fair value is defined under *Fair Value Measurements and Disclosures* as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset

or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under *Fair Value Measurements and Disclosures* must maximize the use of observable inputs and minimize the use of unobservable inputs. The pronouncement describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect one's estimates of assumptions that a market participant would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques.

The Company estimates fair value of Level 2 assets based on observable inputs in active markets for similar transactions.

The following table represents the Company's fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2011:

	Total	Quoted Prices Active Markets (Level 1)	Observable Measurement Criteria (Level 2)
Assets (at fair value)			
Securities owned			
Corporate debt securities	$ 383,018	$ --	$ 383,018
State and municipal government debt securities	3,877,546	--	3,877,546
Equity securities	21,813	21,813	--
	$ 4,282,377	$ 21,813	$ 4,260,564
Liabilities (at fair value)			
Securities sold, not yet purchased			
State and municipal government debt securities	$(1,273,709)	$ --	$ (1,273,709)

7. Net Capital Requirements

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $5,785,241, which was $5,535,241 in excess of its required net capital of $250,000. The Company's net capital ratio was .18 to 1 at December 31, 2011.

8. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

9. Risks and Uncertainties

In the normal course of business, the Company enters into transactions in securities sold, not yet purchased. The activity of selling securities short subjects the Company to certain inherent risks. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the fair value reflected in the statement of financial condition.

10. Retirement Plan

The Company has a defined contribution 401(k) plan. Employees are eligible to participate after one year of service with the Company.

11. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date through February 24, 2012, which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent event requires disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5(g)(1)
for a Broker-Dealer Claiming an Exemption from Rule 15c3-3

To the Board of Directors,
Hennion & Walsh, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Hennion & Walsh, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown, PC

Princeton, NJ
February 24, 2012